SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

KNIGHT TRADING GROUP, INC.

(NAME OF SUBJECT COMPANY AND PERSON FILING)

OPTIONS TO PURCHASE CLASS A COMMON STOCK,

PAR VALUE $0.01 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN $14.00

GRANTED PURSUANT TO CERTAIN PLANS

(TITLE OF CLASS OF SECURITIES)

499063 10 5

(CUSIP NUMBER OF CLASS OF SECURITIES)

JOHN H. BLUHER, ESQ.

KNIGHT TRADING GROUP, INC.

525 WASHINGTON BOULEVARD

JERSEY CITY, NJ 07310

(201) 222-9400

(NAME, ADDRESS AND TELEPHONE NUMBER OF

PERSON AUTHORIZED TO RECEIVE NOTICES

AND COMMUNICATIONS ON BEHALF OF THE

PERSON(S) FILING STATEMENT)

COPY TO:

MATTHEW J. MALLOW, ESQ.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

4 TIMES SQUARE

NEW YORK, NY 10036

(212) 735-3000

☐  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE

BEFORE THE COMMENCEMENT OF A TENDER OFFER. CHECK THE APPROPRIATE BOXES BELOW

TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

☐  THIRD PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

☒  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

☐  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

☐  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT

REPORTING THE RESULTS OF THE TENDER OFFER.  ☒

INTRODUCTORY STATEMENT

This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Knight Trading Group, Inc. (the “Company”) on December 11, 2002 and as amended by Amendment No. 1 thereto filed on December 20, 2002 (as so amended, the “Schedule TO”) reports the final results of our offer to exchange certain options to purchase shares of our Class A common stock held by our optionees for new options to purchase shares of our Class A common stock upon the terms and subject to the conditions in the Offer to Exchange dated December 11, 2002 and the related Letter of Transmittal.

ITEM 4.    TERMS OF THE TRANSACTION.

The Offer to Exchange expired at 5:00 p.m., Eastern Standard Time, on January 17, 2003. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 1,436,750 shares of Class A common stock. On or after July 18, 2003, the Company will issue new options to purchase an aggregate of 574,700 shares to option holders who participated in the exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Company’s Schedule TO is true, complete and correct.

KNIGHT TRADING GROUP, INC.

March 11, 2003	By:	/S/ THOMAS M. JOYCE
Name: Thomas M. Joyce Title: President and Chief Executive Officer